[redacted]

15049394

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2015
WASH, D.C.
201

SECURITIES
W

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor, WA 98335
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Ste. 600 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

KW 3/17

OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December, 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

NANETTE K. ABRAHAM
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
02-14-16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Management
Abraham & Co., Inc.
Gig Harbor, Washington

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1, 2 and 3 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Abraham & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of Abraham & Co., Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 26, 2015

ABRAHAM & CO., INC.

Statement of Financial Condition

		December 31, 2014
ASSETS		
CURRENT ASSETS		
Cash	$	39,176
Cash deposit with clearing organization		10,610
Due from affiliate and related party		6,000
Commissions receivable		135
Prepaid expenses and other current assets		288
Marketable securities, at fair value		179
Investment in affiliate company at fair value		70,531
Total Current Assets		126,919
Equipment and software at cost, net of accumulated depreciation of $8,967		1,134
Total Assets	$	128,053
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable, accrued expenses, and other liabilities	$	11,251
Due to affiliates		5,791
Total Current Liabilities		17,042
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares		12,800
Additional paid-in capital		241,243
Accumulated deficit		(143,032)
Total Stockholder's Equity		111,011
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$	128,053

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Income

		For the Year Ended December 31, 2014
REVENUES		
Commissions	$	30,087
Contract services		33,483
Management services		9,399
Administrative fees charged to related parties		18,000
Total Revenue		90,969
OPERATING EXPENSES		
General and administrative expense		37,721
Contract services		19,003
Commission expense		5,394
Compensation expense		15,600
Depreciation		445
Unrealized (gain) on marketable securities		(70)
Unrealized loss on marketable securities investment in affiliate company		488
Total Operating Expenses		78,581
INCOME BEFORE OTHER EXPENSES AND LOSS TAX EXPENSE		12,388
OTHER INCOME (EXPENSE)		
Interest income		25
Interest expense		(311)
Total Other Income (Expense)		(286)
INCOME BEFORE TAXES		12,102
PROVISION FOR INCOME TAXES		(2,423)
NET INCOME	$	9,679
BASIC AND DILUTED INCOME PER SHARE	$	0.76
WEIGHTED AVERAGE SHARES OUTSTANDING		12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Deficit	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2013	12,800	$ 12,800	$ 241,243	$ (152,711)	$ 101,332
Net income for year ended December 31, 2014	-	-	-	9,679	9,679
Balance at December 31, 2014	12,800	$ 12,800	$ 241,243	$ (143,032)	$ 111,011

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	9,679
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		445
Unrealized gain on marketable securities		(70)
Changes in operating assets and liabilities:		
Unrealized gain on investment in affiliate company		488
Decrease in commissions receivable		5,539
Decrease in prepaid expense and other current assets		1,223
Decrease in due from affiliate and related party		9,000
Increase in due to affiliate and related party		5,576
Increase in accounts payable and accrued expenses		5,174
Net Cash Provided by Operating Activities		37,054
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		37,054
CASH, BEGINNING OF YEAR		2,122
CASH, END OF YEAR	$	39,176
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	311
Income taxes	$	462
NON-CASH INVESTING INFORMATION:		
Marketable securities in affiliate company received for accounts receivable	$	36,500

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2014, the Company recorded an unrealized gain of $70 on its marketable securities and an unrealized loss of $488 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Financial Instruments (Continued)

insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 179	$ -	$ -	$ 179
Investment in affiliate company	$ 70,531	$ -	$ -	$ 70,531
Liabilities	$ -	$ -	$ -	$ -

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2014 consists of the following:

Federal:		
Current	$	2,423
Deferred		-
	$	2,423

The net deferred tax liability consists of the following components at December 31, 2014:

Depreciation	$	442
Valuation allowance		(442)
Net deferred tax liability	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 15% to pretax income from continuing operations for the year ended December 31, 2014 due to the following:

Book income		1,815
Unrealized gain on marketable securities		63
Depreciation		67
Meals and entertainment		85
Other		393
Provision for federal income tax	$	2,423

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and five years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2014, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $52,013 which was $46,013 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2014, the Company earned $18,000 in administrative fees for services provided to this corporation.

During February 2014, the Company accepted 108,631 shares of common stock of an affiliate company in payment of $36,500 in affiliate entity receivables.

NOTE 6 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through February 26, 2015 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2014

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	111,011
Non-allowable assets:		
Fixed assets net of accumulated depreciation		(1,133)
Prepaid assets		(288)
Due from affiliate		(6,000)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(51,577)
Net Capital	$	52,013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,136
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	46,013
Ratio: Aggregate indebtedness to net capital		32.76

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$	52,013
Net Capital Per Above	$	52,013

ABRAHAM & CO., INC.
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 17,042
Aggregate Indebtedness	$ 17,042

ABRAHAM & CO., INC.
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2014

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A.	$2,500 Capital Category, As per rule 15c3-1	______
B.	Special Account for the exclusive benefit of Customer's maintained	______
C.	All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Southwest Securites, Inc.	X
D.	Exempted by order of the Commission	______

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of the Firm
Abraham & Co., Inc.
Gig Harbor, Washington

We have reviewed management's statements, included in the accompanying Schedule III, in which Abraham & Co., Inc. stated that (a) Abraham & Co., Inc. may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Abraham & Co., Inc. had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Abraham & Co., Inc.'s management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Abraham & Co., Inc had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 26, 2015

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Abraham & Company, Inc.
Gig Harbor, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Abraham & Co., Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, SIPC, and, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 and noted amount due at December 31, 2014.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers entitled SIPC-7 2014 listing all revenue and expense accounts for 2014 noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers entiled SIPC-7 listing all revenue and expense accounts for 2014 supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3440*******************MIXED AADC 220
029452 FINRA DEC
ABRAHAM & CO INC
3724 47TH STREET CT NW
GIG HARBOR WA 98335-8538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 100

B. Less payment made with SIPC-6 filed (exclude interest) (21)
7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 79

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 79

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABRAHAM & CO. INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 20th day of Feb. 20 15

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 90,969
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	488
Total additions	488
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	70
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	51,483
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	51,553
2d. SIPC Net Operating Revenues	$ 39,904
2e. General Assessment @ .0025	$ 100
	(to page 1, line 2.A.)

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 435268 (Please retain this number for further inquiries regarding this form)
Submitted By: kabraham
Submitted Date: Mon Mar 02 12:06:34 EST 2015

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*: HJ & Associates, LLC

PCAOB #*: 181

Auditor Address - Street*: 50 West Broadway, Ste. 600

City*: Salt Lake City

State*: UT

Zip Code*: 84101

Auditor Main Phone Number*: 801-328-4408

Lead Audit Partner Name*: S. Jeffrey Jones

Lead Audit Partner Direct Phone Number*: 801-328-4408

Lead Audit Partner Email Address*: jjones@hjcpafirm.com

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)***

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - ***Select ONLY One***

○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Abeco Audited Fin. Stmts. 2014 (17A-5 & SiPC 7) 2014.pdf 2130195 bytes